                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 11-K



/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

          For the fiscal year ended December 31, 1998.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition period from _____ to _____

          Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Ogden 401(k) Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer of the Ogden 401(k) Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                             OGDEN 401(k) PLAN
                             ADMINISTRATIVE COMMITTEE

                             By:  /s/ J. L. EFFINGER
                                -------------------------------------
                                  J. L. Effinger
                                  Member of the Ogden 401(k) Plan
                                  Administrative Committee



Date: June 29, 1999

                                   THE OGDEN 401(k) PLAN

                                   FINANCIAL STATEMENTS FOR THE
                                   YEARS ENDED DECEMBER 31, 1998 AND 1997, AND
                                   INDEPENDENT AUDITORS' REPORT

THE OGDEN 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          PAGE
                                                                         ------

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                           4-13

SUPPLEMENTAL SCHEDULES FOR THE
   YEAR ENDED DECEMBER 31, 1998:

   Item 27a - Schedule of Assets Held for Investment Purposes               14

   Item 27d - Schedule of Reportable Transactions                           15


INDEPENDENT AUDITORS' REPORT


The Ogden 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Ogden 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DeLoitte & Touche LLP
New York, New York
June 21, 1999

THE OGDEN 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------


                                                          1998           1997
                                                     ------------   ------------
ASSETS:
  Investments:
    Interest bearing cash                            $ 12,619,208   $ 12,661,819
    Ogden common stock                                  9,982,569     11,874,801
    Common/collective trust                            55,938,680     41,768,882
    Registered investment companies                    48,070,702     46,720,932
    Participant notes receivable                        5,757,559      7,357,863
    Investment contracts with insurance companies      16,351,577     28,408,372
                                                     ------------   ------------
      Total investments                               148,720,295    148,792,669
                                                     ------------   ------------
  Receivables:
    Employer                                              238,592        275,462
    Employee                                              548,059        624,174
    Accrued income                                        966,291      1,221,352
                                                     ------------   ------------
      Total receivables                                 1,752,942      2,120,988
                                                     ------------   ------------
      Total assets                                    150,473,237    150,913,657

LIABILITIES                                                    --             --
                                                     ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS                    $150,473,237   $150,913,657
                                                     ------------   ------------
                                                     ------------   ------------



See notes to financial statements.

THE OGDEN 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                               1998               1997
                                                                          -------------      -------------

EARNINGS /(LOSSES) ON INVESTMENTS:
  Net investment gain from registered investment companies:
    Interest and dividends                                                $   4,245,551      $   4,348,601
    Net realized and unrealized appreciation of assets                        2,389,003          2,401,957
                                                                          -------------      -------------
      Net investment gain from registered investment companies                6,634,554          6,750,558
                                                                          -------------      -------------
  Net investment gain from Ogden common stock:
    Interest and dividends                                                      536,517            606,281
    Net realized and unrealized appreciation (depreciation) of assets        (1,385,827)         4,394,744
                                                                          -------------      -------------
      Net investment gain (loss) from Ogden common stock                       (849,310)         5,001,025
                                                                          -------------      -------------
  Net investment gain from common/collective trust:
    Interest and dividends                                                      737,745               --
    Net realized and unrealized appreciation of assets                        8,001,853          8,126,086
                                                                          -------------      -------------
      Net investment gain from common/collective trust                        8,739,598          8,126,086
                                                                          -------------      -------------
  Interest on participant notes receivable                                      522,297            523,259
  Interest on investment contracts with insurance companies                   1,730,748          2,196,730
  Interest on interest-bearing cash (including money markets)                    38,728            414,218
                                                                          -------------      -------------
      Total earnings on investments                                          16,816,615         23,011,876
                                                                          -------------      -------------
CONTRIBUTIONS:
  Employer                                                                    2,997,193          3,205,335
  Employee                                                                    7,099,207          8,071,526
  Rollovers                                                                     470,941             77,840
                                                                          -------------      -------------
      Total contributions                                                    10,567,341         11,354,701

DISTRIBUTIONS TO PARTICIPANTS                                               (16,150,725)       (14,075,292)

EXPENSES                                                                       (104,690)          (362,131)

NET TRANSFER (TO) FROM OTHER PLANS                                          (11,568,961)           233,322
                                                                          -------------      -------------
NET (DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                                       (440,420)        20,162,476

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                         150,913,657        130,751,181
                                                                          -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                             $ 150,473,237      $ 150,913,657
                                                                          -------------      -------------
                                                                          -------------      -------------



See notes to financial statements.

THE OGDEN 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of The Ogden 401(k) Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. INVESTMENT FUNDS - Effective June 3, 1996, the Plan retained the American Express Trust Company to serve as the Trustee (the "Trustee") of the Plan's assets. Prior to this date, the Plan's assets were held in a master trust by the Bank of New York Trust Company (the "Predecessor Trustee") as trustee for the benefit of various Ogden Corporation subsidiary plans. During 1998 and 1997, the Plan included the following funds in which participants could elect to invest their Plan assets:

          - EQUITY FUND - Investments in a diversified portfolio of equity securities.

          -    STOCK FUND - Investments in common stock of Ogden Corporation.

          - FIDUCIARY CAPITAL MANAGEMENT FIXED INCOME FUND ("FIXED INCOME FUND") - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          - MERRILL LYNCH TREASURY FUND ("TREASURY FUND") - Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

          - FIDELITY MAGELLAN MUTUAL FUND ("MAGELLAN FUND") - Investments in a mutual fund consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

          - AMERICAN EXPRESS EQUITY INDEX FUND II ("AMEX EQUITY FUND") - Investments in a collective trust consisting of a diversified portfolio of equity securities under the management of American Express Trust Company.

          - IDS MUTUAL FUND BALANCED PORTFOLIO ("IDS BALANCED FUND") - Investments in a mutual fund consisting primarily of common stock, preferred stock and debt securities under the management of IDS Mutual.

          - TEMPLETON FOREIGN FUND ("TEMPLETON FUND") - Investments in a mutual fund consisting primarily of established, non-U.S. companies under the management of Templeton Associates.

          - IDS GROWTH FUND ("IDS GROWTH FUND") - Investments in a mutual fund seeking to provide long-term growth of capital primarily in growth, improving, and technology companies.

          - IDS NEW DIMENSIONS FUND ("IDS DIMENSIONS FUND") - Investments in a mutual fund which invests primarily in common stocks of U.S. and foreign companies in which economic and technical changes may take place.

          -    U.S. GOVERNMENT SECURITIES FUND II ("GOVERNMENT SECURITIES FUND")
               - Investments in a collective money market fund, managed to provide maximum current income consistent with conserving capital and maintaining high liquidity.

          Also, during 1997, the Plan announced that the following funds would no longer be offered as investment options:

          -    MERRILL LYNCH TREASURY FUND

          -    FIDELITY MAGELLAN MUTUAL FUND

     b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income. Investments in the Treasury Fund are stated at cost plus accrued income which approximates fair value.

     c. INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. UNITED STATES FEDERAL INCOME TAXES - The Internal Revenue Service has determined and informed the Company by letter dated June 14, 1995 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e. USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. GENERAL INFORMATION - Effective June 3, 1996, the Company changed the Plan name from the Ogden Profit Sharing Plan to The Ogden 401(k) Plan. The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Savings and Security Plan by Ogden Food Service Corporation on

          January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

          Subsequently, the Company amended and restated the Plan again to comply with the requirements of:

          -    The Omnibus Reconciliation Act of 1993

          -    The Unemployment Compensation Amendment of 1992

          -    Applicable revenue rulings and notices thereunder

          -    Miscellaneous administrative policies and procedures

          Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

          -    Ogden Services Corporation (the Sponsor of the Plan);

          -    Ogden Management Services, Inc.;

          - All subsidiaries and affiliates of the participating companies which adopt the Plan.

     b. ADMINISTRATION OF THE PLAN - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. PARTICIPATION - Full-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union and have attained age 21 are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. CONTRIBUTIONS - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1998 and 1997, participant pre-tax contributions could not exceed $10,000 and $9,500, respectively. The Company matches 100 percent up to the first 3 percent of a participant's annual compensation for participants who are eligible and who elect to contribute.

     A participant's elective contributions and Company contributions are invested, at the direction of the participant, in accordance with one of the following options:

     -    100 percent in one of the Investment Funds; or

     - in more than one Investment Fund allocated in multiples of five percent.

     If a participant does not make such an election, he or she is deemed to have elected investment in the Treasury Fund or the Government Securities Fund.

     e. LOANS TO PARTICIPANTS - Loans are made to participants at a minimum of $500 and up to the lesser of fifty percent of the vested balance or $50,000 not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence). Participants are prohibited from borrowing funds accumulated in the Stock Fund. The interest rate charged is the Wall Street Journal's prime rate plus 1 percent as of the first business day of each month.

     f. VESTING - Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future Company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in Company contributions after 5 years of service.

          Participant contributions are immediately 100 percent vested.

     g. RETIREMENT DATES - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h. AMENDMENT OR DISCONTINUANCE OF THE PLAN - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

     i.   FORM OF BENEFITS - Benefits are paid in one lump sum.


3.    INVESTMENTS

     The following is a summary of the Plan's investments held by the Trustee at December 31, 1998 and 1997:



                                                                        1998             1997
                                                                    ------------     ------------

Investments at fair value as determined by quoted market price:
  Stock Fund                                                        $ 10,214,280     $ 12,088,890
  IDS Growth Fund                                                     27,022,252       24,671,817
  AMEX Equity Fund                                                    35,826,602       32,952,458
  IDS Balanced Fund                                                   11,622,492       11,640,044
  Templeton Fund                                                       5,832,048        7,726,933
  IDS Dimensions Fund                                                  3,593,910        2,682,138
  Government Securities Fund                                          12,385,469       12,426,592
Investments at contract value as determined by the Trustee --
  Fixed Income Fund                                                   36,463,655       37,224,796
Investments at estimated fair value as determined by the
  Trustee - Loan Fund                                                  5,759,587        7,379,001
                                                                    ------------     ------------
Total Plan investments held by the Trustee                          $148,720,295     $148,792,669
                                                                    ------------     ------------
                                                                    ------------     ------------


     The following is a summary of the Plan's cost of investments held by the Trustee at December 31, 1998 and 1997:


                                             1998             1997
                                         ------------     ------------
          Stock Fund                     $ 10,636,446     $  8,611,836
          IDS Growth Fund                  23,435,519       24,132,282
          AMEX Equity Fund                 24,315,520       26,310,007
          IDS Balanced Fund                12,266,224       11,659,791
          Templeton Fund                    6,940,095        8,213,588
          IDS Dimensions Fund               3,375,484        2,719,541
          Government Securities Fund       12,385,469       12,426,592
          Fixed Income Fund                36,158,805       37,152,812
          Loan Fund                         5,759,587        7,379,001
                                         ------------     ------------
          Total                          $135,273,149     $138,605,450
                                         ------------     ------------
                                         ------------     ------------



     Loans to participants at December 31, 1998 and 1997, which comprise the Loan Fund, are reported at cost which approximates fair value.

     The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1998 and 1997 for the various investment contracts ranged from 4.82% to 8.16% and 4.82% to 8.16%, respectively. The average yields of the Fixed Income Fund for the years ended December 31, 1998 and 1997 were 7.17% and 6.36%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. If the investment contracts were reported at fair value, the investment contracts in the Fixed Income Fund would have approximated $17,145,489 at December 31, 1998 and the Plan's beneficial interest in the Fixed Income Fund would have approximated $29,051,310 at December 31, 1997.

4.   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1998:


                                          AMEX                            FIXED
                                         EQUITY           STOCK           INCOME             LOAN          TEMPLETON
                                          FUND            FUND             FUND              FUND             FUND
                                      ------------     ------------     ------------     ------------     ------------

ASSETS:

INVESTMENTS:
  Interest-bearing cash               $       --       $    231,711     $       --       $      2,028     $       --
  Ogden common stock                          --          9,982,569             --               --               --
  Common/collective trust               35,826,602             --         20,112,078             --               --
  Registered investment companies             --               --               --               --          5,832,048
  Participant notes receivable                --               --               --          5,757,559             --
  Investment contracts with
    insurance companies                       --               --         16,351,577             --               --
                                      ------------     ------------     ------------     ------------     ------------
          Total investments             35,826,602       10,214,280       36,463,655        5,759,587        5,832,048
                                      ------------     ------------     ------------     ------------     ------------
RECEIVABLES:
  Employer                                  58,053           16,416           28,275             --             19,260
  Employee                                 137,387           35,535           63,944             --             45,053
  Accrued income                              --            123,257          793,960             --               --
                                      ------------     ------------     ------------     ------------     ------------
          Total receivables                195,440          175,208          886,179             --             64,313
                                      ------------     ------------     ------------     ------------     ------------

TOTAL ASSETS                            36,022,042       10,389,488       37,349,834        5,759,587        5,896,361


LIABILITIES - Other                           --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                        $ 36,022,042     $ 10,389,488     $ 37,349,834     $  5,759,587     $  5,896,361
                                      ------------     ------------     ------------     ------------     ------------
                                      ------------     ------------     ------------     ------------     ------------






                                          IDS           GOVERNMENT          IDS              IDS
                                        BALANCED        SECURITIES       DIMENSIONS         GROWTH
                                          FUND             FUND             FUND             FUND             TOTAL
                                      ------------     ------------     ------------     ------------     ------------

ASSETS:

INVESTMENTS:
  Interest-bearing cash               $       --       $ 12,385,469     $       --       $       --       $ 12,619,208
  Ogden common stock                          --               --               --               --          9,982,569
  Common/collective trust                     --               --               --               --         55,938,680
  Registered investment companies       11,622,492             --          3,593,910       27,022,252       48,070,702
  Participant notes receivable                --               --               --               --          5,757,559
  Investment contracts with
    insurance companies                       --               --               --               --         16,351,577
                                      ------------     ------------     ------------     ------------     ------------
          Total investments             11,622,492       12,385,469        3,593,910       27,022,252      148,720,295
                                      ------------     ------------     ------------     ------------     ------------
RECEIVABLES:
  Employer                                  25,276           19,848           12,959           58,505          238,592
  Employee                                  58,050           40,861           32,917          134,312          548,059
  Accrued income                              --             49,074             --               --            966,291
                                      ------------     ------------     ------------     ------------     ------------
          Total receivables                 83,326          109,783           45,876          192,817        1,752,942
                                      ------------     ------------     ------------     ------------     ------------
TOTAL ASSETS                            11,705,818       12,495,252        3,639,786       27,215,069      150,473,237

LIABILITIES - Other                           --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                        $ 11,705,818     $ 12,495,252     $  3,639,786     $ 27,215,069     $150,473,237
                                      ------------     ------------     ------------     ------------     ------------
                                      ------------     ------------     ------------     ------------     ------------


The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1997:


                                          AMEX                             FIXED
                                         EQUITY            STOCK           INCOME            LOAN          TEMPLETON
                                          FUND             FUND             FUND             FUND             FUND
                                      ------------     ------------     ------------     ------------     ------------

ASSETS:

INVESTMENTS:
  Interest-bearing cash               $       --       $    214,089     $       --       $     21,138     $       --
  Ogden common stock                          --         11,874,801             --               --               --
  Common/collective trust               32,952,458             --          8,816,424             --               --
  Registered investment companies             --               --               --               --          7,726,933
  Participant notes receivable                --               --               --          7,357,863             --
  Investment contracts with
    insurance companies                       --               --         28,408,372             --               --
                                      ------------     ------------     ------------     ------------     ------------
          Total investments             32,952,458       12,088,890       37,224,796        7,379,001        7,726,933
                                      ------------     ------------     ------------     ------------     ------------
RECEIVABLES:
  Employer                                  63,234           19,341           37,321             --             27,630
  Employee                                 147,309           39,818           85,163             --             64,126
  Accrued income                              --            138,182        1,032,409           50,761             --
                                      ------------     ------------     ------------     ------------     ------------
          Total receivables                210,543          197,341        1,154,893           50,761           91,756
                                      ------------     ------------     ------------     ------------     ------------

TOTAL ASSETS                            33,163,001       12,286,231       38,379,689        7,429,762        7,818,689

LIABILITIES                                   --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                        $ 33,163,001     $ 12,286,231     $ 38,379,689     $  7,429,762     $  7,818,689
                                      ------------     ------------     ------------     ------------     ------------
                                      ------------     ------------     ------------     ------------     ------------




                                          IDS           GOVERNMENT         IDS              IDS
                                        BALANCED        SECURITIES      DIMENSIONS         GROWTH
                                          FUND             FUND            FUND             FUND              TOTAL
                                      ------------     ------------     ------------     ------------     ------------

ASSETS:

INVESTMENTS:
  Interest-bearing cash               $       --       $ 12,426,592     $       --       $       --       $ 12,661,819
  Ogden common stock                          --               --               --               --         11,874,801
  Common/collective trust                     --               --               --               --         41,768,882
  Registered investment companies       11,640,044             --          2,682,138       24,671,817       46,720,932
  Participant notes receivable                --               --               --               --          7,357,863
  Investment contracts with
    insurance companies                       --               --               --               --         28,408,372
                                      ------------     ------------     ------------     ------------     ------------
          Total investments             11,640,044       12,426,592        2,682,138       24,671,817      148,792,669
                                      ------------     ------------     ------------     ------------     ------------
RECEIVABLES:
  Employer                                  30,822           21,572            7,022           68,520          275,462
  Employee                                  72,133           44,422           17,638          153,565          624,174
  Accrued income                              --               --               --               --          1,221,352
                                      ------------     ------------     ------------     ------------     ------------
          Total receivables                102,955           65,994           24,660          222,085        2,120,988
                                      ------------     ------------     ------------     ------------     ------------

TOTAL ASSETS                            11,742,999       12,492,586        2,706,798       24,893,902      150,913,657

LIABILITIES                                   --               --               --               --               --
                                      ------------     ------------     ------------     ------------     ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                        $ 11,742,999     $ 12,492,586     $  2,706,798     $ 24,893,902     $150,913,657
                                      ------------     ------------     ------------     ------------     ------------
                                      ------------     ------------     ------------     ------------     ------------


5.   INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

     The change in net assets available for benefits, by fund, for the year ended December 31, 1998 is as follows:


                                                             AMEX                         FIXED
                                                            EQUITY          STOCK         INCOME          LOAN         TEMPLETON
                                                             FUND           FUND           FUND           FUND            FUND
                                                          -----------    -----------    -----------    -----------    -----------

EARNINGS/(LOSSES) ON INVESTMENTS:
  Net investment gain (loss) from registered
     investment companies:
     Interest and dividends                               $      --      $      --      $      --      $      --      $   639,542
     Net realized and unrealized appreciation
        (depreciation) of assets                                 --             --             --             --       (1,028,812)
                                                          -----------    -----------    -----------    -----------    -----------
  Net investment gain (loss) from
    registered investment companies                              --             --             --             --         (389,270)

  Net investment gain (loss) from Ogden common stock
   Interest and dividends                                        --          536,517           --             --             --
   Net realized and unrealized (depreciation) of assets          --       (1,385,827)          --             --             --
                                                          -----------    -----------    -----------    -----------    -----------
      Net investment loss from Ogden common stock                --         (849,310)          --             --             --

  Net investment gain from common/collective trust
     Interest and dividends                                     2,101           --          735,644           --             --
     Net realized and unrealized appreciation
        of assets                                           8,001,853           --             --             --             --
                                                          -----------    -----------    -----------    -----------    -----------
      Net investment gain from common/collective trust      8,003,954           --          735,644           --             --

  Interest on participant notes receivable                       --             --             --          522,297           --
  Interest on investment contracts with insurance
     companies                                                   --             --        1,730,748           --             --
  Interest on interest-bearing cash (including
     money markets)                                              --           28,596         10,132           --             --
                                                          -----------    -----------    -----------    -----------    -----------
       Total earnings (loss) on investments                 8,003,954       (820,714)     2,476,524        522,297       (389,270)

CONTRIBUTIONS:
   Employer                                                   728,336        191,043        367,419           --          284,030
   Employee                                                 1,767,965        444,934        887,800           --          662,502
   Rollovers                                                   86,272         60,561         12,859           --           16,230
                                                          -----------    -----------    -----------    -----------    -----------
       Total contributions                                  2,582,573        696,538      1,268,078           --          962,762

DISTRIBUTIONS TO PARTICIPANTS                              (2,708,997)    (1,530,987)    (5,698,254)      (992,522)      (432,509)

EXPENSES                                                      (24,907)        (8,969)       (26,907)          --           (5,095)

TRANSFERS (TO) FROM OTHER PLANS                            (5,159,379)      (399,927)     1,187,436     (1,062,324)    (2,108,738)

TRANSFERS TO (FROM) THE FUND                                  165,797        167,316       (236,732)      (137,626)        50,522
                                                          -----------    -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                                   2,859,041     (1,896,743)    (1,029,855)    (1,670,175)    (1,922,328)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                       33,163,001     12,286,231     38,379,689      7,429,762      7,818,689
                                                          -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                            $36,022,042    $10,389,488    $37,349,834    $ 5,759,587    $ 5,896,361
                                                          -----------    -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------    -----------




                                                               IDS       GOVERNMENT        IDS           IDS
                                                             BALANCED     SECURITY       DIMENSION      GROWTH
                                                              FUND         FUND            FUND          FUND            TOTAL
                                                          -----------    -----------    -----------    -----------    ------------

EARNINGS/(LOSSES) ON INVESTMENTS:
  Net investment gain (loss) from registered
     investment companies:
     Interest and dividends                               $ 1,580,733    $   641,127    $   196,974    $ 1,187,175    $  4,245,551
     Net realized and unrealized appreciation
        (depreciation) of assets                             (571,143)        (9,354)       389,096      3,609,216       2,389,003
                                                          -----------    -----------    -----------    -----------    ------------
  Net investment gain (loss) from
    registered investment companies                         1,009,590        631,773        586,070      4,796,391       6,634,554

  Net investment gain (loss) from Ogden common stock
   Interest and dividends                                        --             --             --             --           536,517
   Net realized and unrealized (depreciation) of assets          --             --             --             --        (1,385,827)
                                                          -----------    -----------    -----------    -----------    ------------
      Net investment loss from Ogden common stock                --             --             --             --          (849,310)

  Net investment gain from common/collective trust
     Interest and dividends                                      --             --             --             --           737,745
    Net realized and unrealized appreciation
        of assets                                                --             --             --             --         8,001,853
                                                          -----------    -----------    -----------    -----------    ------------
      Net investment gain from common/collective trust           --             --             --             --         8,739,598

  Interest on participant notes receivable                       --             --             --             --           522,297
  Interest on investment contracts with insurance
     companies                                                   --             --             --             --         1,730,748
  Interest on interest-bearing cash (including
     money markets)                                              --             --             --             --            38,728
                                                          -----------    -----------    -----------    -----------    ------------
               Total earnings (loss) on investments         1,009,590        631,773        586,070      4,796,391      16,816,615

CONTRIBUTIONS:
   Employer                                                   337,028        232,295        119,643        737,399       2,997,193
   Employee                                                   769,288        493,061        317,728      1,755,929       7,099,207
   Rollovers                                                   84,123           --           84,321        126,575         470,941
                                                          -----------    -----------    -----------    -----------    ------------
               Total contributions                          1,190,439        725,356        521,692      2,619,903      10,567,341

DISTRIBUTIONS TO PARTICIPANTS                              (1,183,328)    (1,694,458)      (208,778)    (1,700,892)    (16,150,725)

EXPENSES                                                       (8,300)        (9,602)        (2,122)       (18,788)       (104,690)

TRANSFERS (TO) FROM OTHER PLANS                            (1,080,966)       416,081          4,970     (3,366,114)    (11,568,961)

TRANSFERS TO (FROM) THE FUND                                   35,384        (66,484)        31,156         (9,333)           --
                                                          -----------    -----------    -----------    -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                                     (37,181)         2,666        932,988      2,321,167        (440,420)

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                       11,742,999     12,492,586      2,706,798     24,893,902     150,913,657
                                                          -----------    -----------    -----------    -----------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                            $11,705,818    $12,495,252    $ 3,639,786    $27,215,069    $150,473,237
                                                          -----------    -----------    -----------    -----------    ------------
                                                          -----------    -----------    -----------    -----------    ------------


     The change in net assets available for benefits, by fund, for the year ended December 31, 1997 is as follows:



                                           AMEX          FIXED
                                          EQUITY         STOCK          INCOME         TREASURY          LOAN           MAGELLAN
                                           FUND           FUND           FUND            FUND            FUND             FUND
                                        -----------    -----------    -----------    ------------    -------------    ------------
EARNINGS/(LOSSES) ON INVESTMENTS:
  Net investment gain
   from registered
   investment companies:
    Interest and dividends              $      --      $      --      $      --      $       --      $        --      $    533,321
    Net realized and unrealized
     appreciation (depreciation)
     of assets                                 --             --             --              --               --         1,668,050
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Net investment gain from
       registered investment companies         --             --             --              --               --         2,201,371
                                        -----------    -----------    -----------    ------------    -------------    ------------
  Net investment gain from Ogden
   common stock:
    Interest and dividends                     --          606,281           --              --               --              --
    Net realized and unrealized
     appreciation of assets                    --        4,394,744           --              --               --              --
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Net investment gain from
       Ogden common stock                      --        5,001,025           --              --               --              --
                                        -----------    -----------    -----------    ------------    -------------    ------------
  Net realized and unrealized
   appreciation from
   common/collective trust                7,973,209           --          152,877            --               --              --
  Interest on participant
   notes receivable                            --             --             --              --            523,259            --
  Interest on investment
   contracts with insurance
    companies                                  --             --        2,196,730            --               --              --
  Interest on interest-bearing
   cash (including money markets)              --           12,403        114,792         287,023             --              --
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Total earnings on investments       7,973,209      5,013,428      2,464,399         287,023          523,259       2,201,371
                                        -----------    -----------    -----------    ------------    -------------    ------------

CONTRIBUTIONS:
  Employer                                  817,808        217,132        474,637        (208,868)            --           388,844
  Employee                                1,907,949        499,642      1,119,576         211,415             --           789,209
  Rollovers                                  13,705          6,503           --             6,918             --             1,062
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Total contributions                 2,739,462        723,277      1,594,213           9,465             --         1,179,115
                                        -----------    -----------    -----------    ------------    -------------    ------------
DISTRIBUTIONS TO PARTICIPANTS            (2,127,217)    (1,325,619)    (4,986,773)       (831,695)        (903,739)       (563,208)

EXPENSES                                    (68,792)       (25,114)      (138,588)        (11,140)            --           (17,315)

TRANSFERS (TO) FROM OTHER PLANS                --             --             --              --               --              --

TRANSFERS TO (FROM) THE FUND              1,125,683     (3,023,586)     2,237,077     (13,808,642)         646,008     (23,004,480)
                                        -----------    -----------    -----------    ------------    -------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS           9,642,345      1,362,386      1,170,328     (14,354,989)         265,528     (20,204,517)

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR             23,520,656     10,923,845     37,209,361      14,354,989        7,164,234      20,204,517
                                        -----------    -----------    -----------    ------------    -------------    ------------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR                  $33,163,001    $12,286,231    $38,379,689    $       --      $   7,429,762    $       --
                                        -----------    -----------    -----------    ------------    -------------    ------------
                                        -----------    -----------    -----------    ------------    -------------    ------------




                                                          IDS         GOVERNMENT        IDS             IDS
                                        TEMPLETON       BALANCED      SECURITIES     DIMENSIONS        GROWTH
                                          FUND            FUND           FUND           FUND            FUND             TOTALS
                                        -----------    -----------    -----------    ------------    -------------    ------------
EARNINGS/(LOSSES) ON INVESTMENTS:
  Net investment gain
   from registered
   investment companies:
    Interest and dividends              $   847,715    $ 1,687,168    $   374,988    $    185,952    $   719,457    $  4,348,601
    Net realized and unrealized
     appreciation (depreciation)
     of assets                             (335,133)       221,385           --              --          847,655       2,401,957
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Net investment gain from
       registered investment companies      512,582      1,908,553        374,988         185,952      1,567,112       6,750,558
                                        -----------    -----------    -----------    ------------    -------------    ------------
  Net investment gain from Ogden
   common stock:
    Interest and dividends                     --             --             --              --             --           606,281
    Net realized and unrealized
     appreciation of assets                    --             --             --              --             --         4,394,744
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Net investment gain from
       Ogden common stock                      --             --             --              --             --         5,001,025
                                        -----------    -----------    -----------    ------------    -------------    ------------
  Net realized and unrealized
   appreciation from
   common/collective trust                     --             --             --              --             --         8,126,086
  Interest on participant
   notes receivable                            --             --             --              --             --           523,259
  Interest on investment
   contracts with insurance
    companies                                  --             --             --              --             --         2,196,730
  Interest on interest-bearing
   cash (including money markets)              --             --             --              --             --           414,218
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Total earnings on investments         512,582      1,908,553        374,988         185,952      1,567,112      23,011,876
                                        -----------    -----------    -----------    ------------    -------------    ------------

CONTRIBUTIONS:
  Employer                                  381,434        419,088        162,319          38,698        514,243       3,205,335
  Employee                                  898,333        968,245        336,294          96,249      1,244,614       8,071,526
  Rollovers                                   1,477         24,372         11,448            --           12,355          77,840
                                        -----------    -----------    -----------    ------------    -------------    ------------
      Total contributions                 1,281,244      1,411,705        510,061         134,947      1,771,212      11,354,701
                                        -----------    -----------    -----------    ------------    -------------    ------------
DISTRIBUTIONS TO PARTICIPANTS              (447,117)      (913,040)      (842,126)        (42,811)    (1,091,947)    (14,075,292)

EXPENSES                                    (18,056)       (25,398)       (17,873)         (3,240)       (36,615)       (362,131)

TRANSFERS (TO) FROM OTHER PLANS                --             --          233,322            --             --           233,322

TRANSFERS TO (FROM) THE FUND               (560,648)      (961,716)    12,234,214       2,431,950     22,684,140            --
                                        -----------    -----------    -----------    ------------    -------------    ------------
NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS             768,005      1,420,104     12,492,586       2,706,798     24,893,902      20,162,476

NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF YEAR              7,050,684     10,322,895           --              --             --       130,751,181
                                        -----------    -----------    -----------    ------------    -------------    ------------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR                  $ 7,818,689    $11,742,999    $12,492,586    $  2,706,798    $24,893,902    $150,913,657
                                        -----------    -----------    -----------    ------------    -------------    ------------
                                        -----------    -----------    -----------    ------------    -------------    ------------


6.   TRANSFERS DUE TO SALE OF BUSINESSES

     During October of 1997, the Plan sponsor, Ogden Services Corporation, sold a portion of Atlantic Design Corporation to SMT. During April of 1998, the participant accounts of affected employees were transferred to another plan sponsor by the purchaser.

     During June of 1998, the Plan sponsor, Ogden Services Corporation, sold the in-flight catering business. Some of the participants in the Plan were employees of such business and became employees of the purchaser. During September of 1998, the participant accounts of affected employees were transferred to another plan sponsor by the purchaser.

                                     ******

THE OGDEN 401(k) PLAN
FORM 5500 ITEM 27a
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

--------------------------------------------------------------------------------


                                                            SHARES/                       MARKET
             DESCRIPTION OF INVESTMENTS                      UNITS         COST            VALUE
            ----------------------------                 ------------   ------------   ------------
OGDEN CORPORATION COMMON STOCK
  INVESTMENTS                                                398,307    $ 10,404,735    $  9,982,569
                                                                        ------------    ------------
GUARANTEED INVESTMENT CONTRACTS:
  CNA Life Insurance, GP-13034, due 3/31/00                     --         4,009,026       4,009,026
  Commonwealth Life Insurance, 302ST, due 12/31/49              --           506,103         506,103
  John Hancock Mutual Life, #7332, due 4/30/00                  --           826,534         826,534
  Metropolitan Life Insurance, #14020, due 6/30/99              --         1,539,668       1,539,668
  New York Life Insurance Co., #3-9002, 3/31/01                 --         3,822,127       3,822,127
  New York Life Insurance Co., #30009, 9/30/99                  --         2,903,486       2,903,486
  Sun Life Assurance Co. of Canada, #0929-G, 6/30/00            --         2,744,633       2,744,633
                                                                        ------------    ------------
           Total Investment Contracts                                     16,351,577      16,351,577
                                                                        ------------    ------------
MUTUAL FUND INVESTMENTS:
  IDS Balanced Fund                                          892,390      12,266,224      11,622,492
  IDS Dimension Fund                                         124,594       3,375,484       3,593,910
  IDS Growth Fund                                            724,826      23,435,519      27,022,252
  Templeton Foreign Fund                                     695,119       6,940,095       5,832,048
                                                                        ------------    ------------
           Total Mutual Fund Investments                                  46,017,322      48,070,702
                                                                        ------------    ------------
SHORT-TERM INVESTMENTS:
  American Express Trust Money Market I                         --           233,739         233,739
  Government Security Fund                                      --        12,385,469      12,385,469
                                                                        ------------    ------------
           Total Short-Term Investments                                   12,619,208      12,619,208
                                                                        ------------    ------------
AMERICAN EXPRESS EQUITY INDEX FUND II                      1,078,920      24,315,520      35,826,602

AMERICAN EXPRESS INCOME FUND II                            1,090,558      19,807,228      20,112,078

PARTICIPANT PROMISSORY NOTE                                     --         5,757,559       5,757,559
                                                                        ------------    ------------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                               $135,273,149    $148,720,295
                                                                        ------------    ------------
                                                                        ------------    ------------


THE OGDEN 401(k) PLAN
FORM 5500 ITEM 27d
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------



                                         PURCHASE        SELLING                         NET GAIN/
   DESCRIPTION OF INVESTMENTS             PRICE           PRICE            COST            LOSS
  ----------------------------          ----------      --------          ------        ------------
IDS Growth Fund                        $ 7,232,974     $21,904,348     $21,331,467     $   572,881

IDS Mutual Fund Balanced Portfolio       4,872,576      13,606,797      13,529,614          77,183

Ogden Corporation  Stock                16,620,604      49,328,971      46,601,325       2,727,646

American Express Income Fund II         35,369,549      95,548,635      95,045,861         502,774

U.S. Government Securities Fund II       4,185,002      11,993,225      11,993,225            --

AMEX Equity Index Fund II               10,267,722      33,930,527      29,767,564       4,162,963
